NORTHGATE MINERALS CORPORATION
(THE "ISSUER")

Annual Meeting of Holders of Common Shares

May 2, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business			Outcome of Vote

1.	The election of the following nominees as directors of the Issuer for the ensuing year:		Carried by a show of hands

	(a)	C. William Daniel, O.C.
	(b)	Patrick D. Downey, C.A.
	(c)	Douglas P. Hayhurst, F.C.A.
	(d)	Keith C. Hendrick
	(e)	Klaus V. Konigsmann
	(f)	Terrence A. Lyons
	(g)	Conrad A. Pinette
	(h)	Kenneth G. Stowe

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer for the ensuing year.		Carried by a show of hands

3.	The authorization of the board of directors to fix the auditor’s remuneration for the ensuing year.		Carried by a show of hands